UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

LINE Corporation

(Name of Subject Company)

LINE Corporation

(Name of Person(s) Filing Statement)

Shares of common stock, no par value (“Common Shares”)

American Depositary Shares, each representing one Common Share (“ADSs”)

(Title of Class of Securities)

ISIN JP3966750006 (Common Shares)

CUSIP 53567X101 (ADSs)

(CUSIP Number of Class of Securities)

Satoshi Yano

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo 160-0022, Japan

+81-3-4316-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Toshiro Mochizuki, Esq.

Shearman & Sterling LLP

Fukoku Seimei Building, 9th Floor

2-2-2 Uchisaiwaicho

Chiyoda-ku, Tokyo 100-0011, Japan

+81-3-5251-1601

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement filed as Amendment No. 3 to Schedule 14D-9 on August 3, 2020, as amended and supplemented by Amendment No. 4 to Schedule 14D-9 filed on August 4, 2020 (the “Existing Schedule 14D-9,” and as amended by this Amendment, the “Schedule 14D-9”). This Schedule 14D-9 is being filed by LINE Corporation, a Japanese corporation (kabushiki kaisha) (“LINE”) listed on the New York Stock Exchange and the First Section of the Tokyo Stock Exchange (“TSE”) and a consolidated subsidiary of NAVER (as defined below). This Schedule 14D-9 relates to the tender offer by NAVER J. Hub Corporation, a Japanese corporation (kabushiki kaisha) and a direct wholly-owned subsidiary of NAVER Corporation, a Korean corporation (jusik hoesa) (“NAVER”) listed on the Korea Exchange, and SoftBank Corp., a Japanese corporation (kabushiki kaisha) (“SoftBank,” and together with NAVER Purchaser, the “Purchasers”) listed on the First Section of the TSE, to acquire (the “U.S. Offer”):

(i)

up to 100% of the outstanding shares of common stock, no par value (collectively, the “Common Shares” and each, a “Common Share”), of LINE that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) (such holders collectively, “U.S. Holders”), and

(ii)

up to 100% of the outstanding American Depositary Shares representing Common Shares (collectively, the “ADSs” and each, an “ADS”), each ADS representing one Common Share, from all holders, wherever located, at a purchase price of JPY 5,380 per Common Share and per ADS (which is equivalent to U.S. $51.06 per ADS based on an exchange rate of U.S. $1.00 = JPY 105.365, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on September 16, 2020, as reported by Bloomberg L.P., rounded to the nearest whole cent), in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated August 3, 2020 (the “U.S. Offer to Purchase”), and in the accompanying Common Share Acceptance Letter or the ADS Letter of Transmittal, as applicable.

Simultaneously with the U.S. Offer, the Purchasers made an offer in Japan in accordance with the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended from time to time) to purchase up to 100% of the outstanding Common Shares, options for the purchase of Common Shares (the “Options”) and zero-coupon convertible bonds due 2023 and 2025 issued by LINE (the “Convertible Bonds”), from all holders of Common Shares, Options or Convertible Bonds who are not U.S. Holders, subject to certain restrictions (the “Japan Offer,” and together with the U.S. Offer, the “Offers”). The offer for Common Shares in the Japan Offer was for the same price and on substantially the same terms as offered to purchase Common Shares and ADSs in the U.S. Offer. The Japan Offer was not open to U.S. Holders.

The Offers were made pursuant to the business integration agreement, dated as of December 23, 2019, by and among NAVER, LINE, SoftBank and Z Holdings Corporation, a Japanese corporation (kabushiki kaisha) listed on the First Section of the TSE and a consolidated subsidiary of SoftBank, and the transaction agreement, dated as of December 23, 2019, by and between NAVER and SoftBank.

Except as otherwise set forth in this Amendment, the information set forth in the Existing Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Existing Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection immediately before the final subsection entitled “Cautionary Statement Concerning Forward-Looking Statements”:

Final Results of the Offers.

The U.S. Offer expired at 2:30 a.m., New York City time, on September 15, 2020 (the “Expiration Date”). The consummation of the U.S. Offer was not subject to any condition that a minimum amount of Common Shares and/or ADSs be tendered into the Offers. At the end of the period from the commencement of the Offers on August 3, 2020 to (and including) the Expiration Date (the “Offer Period”), a total of 30,143,898 Common Shares and 1,090,772 ADSs had been tendered and not withdrawn pursuant to the Offers, representing in the aggregate approximately 12.9% of the Common Shares (including those represented by ADSs) outstanding as of June 30, 2020. Pursuant to Japanese law and regulation, the settlement of the Japan Offer will occur on September 24, 2020, the fifth Japan business day following the Expiration Date. The Purchasers expect the settlement of the U.S. Offer (the “Settlement”) to occur on the same day as the settlement of the Japan Offer. At the Settlement, all Common Shares and ADSs that were validly tendered into the U.S. Offer and not properly withdrawn during the Offer Period will be accepted for payment by the Purchasers.

ITEM 9. EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(xix)	Press Release issued by LINE, dated September 16, 2020 (English translation) (incorporated by reference to the Form 6-K filed with the U.S. Securities and Exchange Commission on September 16, 2020).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINE Corporation

By:	/s/ In Joon Hwang
Name: In Joon Hwang
Title: Director and Chief Financial Officer

September 16, 2020

[Signature Page to the Schedule 14D-9/A (Amendment No. 5)]